EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

P.E. 5-1-02

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May 2002

Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Name of Registrant)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T-1P5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index on Sequentially
Numbered Pages: 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: May 15, 2002

By: ______________________
Name: François D. Ramsay
Title: Vice-President, General Counsel and Corporate Secretary

EXHIBIT

EXHIBIT 1

VÊTEMENTS DE SPORT GILDAN ACTIVEWEAR

Quarterly Report to Shareholders

Second quarter ended March 31, 2002

MESSAGE TO SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to provide results for the six months ended March 31, 2002.

Net earnings for the second quarter were $16.4 million or $0.56 per share on a diluted basis, compared with $18.7 million, or $0.64 per share, in the second quarter of fiscal 2001. Earnings were ahead of the Company's guidance, as well as the consensus of analyst estimates. There was an average of 29.3 million shares outstanding on a diluted basis during the second quarter of fiscal 2002, compared with 29.4 million shares in the second quarter a year ago.

Sales for the quarter were $156.7 million, up 3.2% from $151.8 million last year, due to an 8.0% increase in unit sales. Selling prices were, on average, 4.5% below last year due to competitive pressures and the impact of a lower-valued product mix within the T-shirt category.

According to the S.T.A.R.S. Report from ACNielsen Market Decisions, overall unit shipments of T-shirts from US distributors to screenprinters increased by 5.6% in the quarter. This increase was attributable to strong promotional sales of white T-shirts by the industry in the month of March. Fleece shipments were up 1.0% from last year, while unit sales of sport shirts, the segment most severely impacted by the downturn in the corporate promotional segment, declined by 14.0% from the March quarter of 2001. Gildan continued to achieve strong share penetration and positive sales growth in all market segments. In particular, the Company further enhanced its No. 1 position in 100% cotton T-shirts, where its share reached 34.5% in the quarter, up from 29.9% in the quarter ended December 31, 2001. In addition, in spite of the significantly lower industry sales of sport shirts, unit sales for Gildan in this segment, as reported by S.T.A.R.S., increased by 15.8% over the corresponding quarter of last year. The S.T.A.R.S. Report also confirmed that, notwithstanding the 5.6% growth in T-shirt sales in the quarter, inventories in the distributor channel continue to be significantly down, by approximately 20% compared with last year.

Gross margins were 26.5% for the quarter, compared with 28.9% in the second quarter of fiscal 2001. The reduction in gross margins was primarily due to higher cotton costs, as sales in the quarter were fulfilled out of inventory which had been produced with higher-cost cotton purchased prior to the beginning of fiscal 2002. Gildan has consumed all of its higher-cost inventory and is now in a position to take full advantage of the current lower price of cotton in the second half of the fiscal year. In addition to higher cotton costs, margins in the second quarter were also impacted by the higher proportion of white T-shirts, as well as by competitive pricing pressure and promotional activity.

Selling, general, and administrative expenses, as well as depreciation and amortization and interest expenses, were at similar levels to the prior year. Budgeted increases in interest expense did not occur, primarily due to lower than anticipated levels of debt outstanding during the quarter.

Diluted net earnings for the first six months of fiscal 2002 were $19.2 million or $0.66 per share, compared with $23.5 million or $0.80 a year ago, after a one-time charge in the first quarter of the prior year for the closure and relocation of the Company's US distribution center. Sales for the first six months were $245.0 million, up 3% from $237.9 million in the first half of fiscal 2001.

The Company generated $1.5 million of free cash flow in the quarter, after capital expenditures, compared with a $27.1 million use of cash in the second quarter of fiscal 2001. The Company generated $24.3 million in the quarter from reduction of inventories. Receivables increased by $34.5 million, compared with December 30, 2001, due to higher quarterly sales. However, days' sales outstanding were further reduced from 76 days to 55 days. Consequently, the balance on the Company's revolving credit facility was slightly reduced in the quarter to $42.6 million, compared with $43.6 million at December 30, 2001, and was well below the Company's budgeted level for the end of the second quarter, which is its seasonal peak period for working capital requirements.

Gildan continues to be comfortable with the higher end of its previously indicated earnings guidance of $1.80 - $2.00 per share on a diluted basis for the full fiscal year, based on its first half results and its improved visibility for the balance of the fiscal year. The Company also expects to generate at least $35 - $40 million of free cash flow in the second half the year. On this basis, total debt/total capitalization would be reduced to approximately 30% by the fiscal year-end.

We are very pleased to have re-established our positive earnings momentum with our results for the first two fiscal quarters. We have achieved further strong market share penetration in all of our target market segments, in very competitive overall market conditions. In addition to our growth in the US, we have continued to expand in Europe and have maintained our leading position in the Canadian market.

We are also now in a position to benefit from lower cotton prices as well as the ongoing manufacturing cost reductions and efficiency improvements which we are achieving. Consequently, we are increasingly confident in our positive outlook for the balance of the current fiscal year. In addition, the major capital projects which we are undertaking, in particular, the modernization of our Long Sault yarn-spinning facility and the start-up of our world-class integrated fabric manufacturing plant in Honduras, will enable us to achieve further significant cost reductions. With our market share gains and our plans to continue to drive down our cost structure, we believe that we are well positioned to realize our objective of a minimum 20% earnings growth in fiscal 2003, as well as to take advantage of any recovery in overall market conditions.

In addition to our strong earnings performance, we are very pleased to have delivered on our objective to improve working capital utilization and generate positive free cash flow. At the same time as pursuing an aggressive strategy to achieve sales and earnings growth, we are committed to generate positive free cash flow on an annual basis as we go forward, and maintain a strong balance sheet with low financial leverage ratios.

On behalf of the Board of Directors, I wish to take this opportunity to thank our shareholders for their continued confidence and support.

H. Greg Chamandy
Chairman of the Board and
Chief Executive Officer

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	March 31, 2002 (unaudited)	September 30, 2001 (audited)	April 1, 2001 (unaudited)
Current assets:			
Accounts receivable	$ 114,180	$ 125,525	$ 130,504
Inventories	179,445	178,351	185,712
Prepaid expenses and deposits	5,359	4,265	4,857
	298,984	308,141	321,073
Fixed assets	171,319	153,572	137,295
Other assets	7,272	6,942	8,985
Total assets	**$ 477,575**	**$ 468,655**	**$ 467,353**
Current liabilities:			
Accounts payable and accrued liabilities	$ 79,728	$ 98,198	$ 77,433
Income taxes payable	3,560	2,312	3,494
Current portion of long-term debt	6,331	6,416	7,089
	89,619	106,926	88,016
Long-term debt:			
Revolving bank loan	42,562	35,083	28,100
US senior notes	106,425	106,173	106,113
Capital leases	4,210	6,139	8,441
Other secured debt	4,841	5,530	6,203
Unsecured debt	250	300	300
	158,288	153,225	149,157
Future income taxes	9,772	9,650	8,671
Shareholders' equity:			
Share capital (note 2)	102,201	100,362	100,362
Contributed surplus	323	323	323
Retained earnings	117,372	98,169	120,824
	219,896	198,854	221,509
Total liabilities and shareholders' equity	**$ 477,575**	**$ 468,655**	**$ 467,353**

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Earnings

(In thousands of Canadian dollars, except per share data)

	Three months ended		Six months ended	
	March 31, 2002 (unaudited)	April 1, 2001 (unaudited)	March 31, 2002 (unaudited)	April 1, 2001 (unaudited)
Sales	$ **156,679**	$ **151,775**	$ **245,014**	$ **237,898**
Cost of sales	115,085	107,884	179,533	168,829
Gross margin	**41,594**	**43,891**	**65,481**	**69,069**
Selling, general and administrative expenses	15,733	15,503	28,849	26,295
Non-recurring charge (note 3)	-	-	-	2,996
Earnings before interest, income taxes, depreciation and amortization (EBITDA)	**25,861**	**28,388**	**36,632**	**39,778**
Depreciation and amortization	4,076	4,183	8,092	7,558
Interest expense	3,512	3,410	7,144	6,134
Earnings before income taxes	**18,273**	**20,795**	**21,396**	**26,086**
Income taxes	1,862	2,084	2,193	2,615
Net earnings	$ **16,411**	$ **18,711**	$ **19,203**	$ **23,471**
Basic EPS (note 4)	$ 0.58	$ 0.66	$ 0.68	$ 0.84
Diluted EPS (note 4)	$ 0.56	$ 0.64	$ 0.66	$ 0.80

Consolidated Statements of Retained Earnings

(In thousands of Canadian dollars)

	Three months ended		Six months ended	
	March 31, 2002 (unaudited)	April 1, 2001 (unaudited)	March 31, 2002 (unaudited)	April 1, 2001 (unaudited)
Retained earnings, beginning of period	$ **100,961**	$ **102,113**	$ **98,169**	$ **97,353**
Net earnings	16,411	18,711	19,203	23,471
Retained earnings, end of period	$ **117,372**	$ **120,824**	$ **117,372**	$ **120,824**

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Three months ended		Six months ended	
	March 31, 2002	April 1, 2001	March 31, 2002	April 1, 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents, beginning of period	**$ -**	**$ 454**	**$ -**	**$ 33,492**
Cash flows from operating activities:				
Net earnings	16,411	18,711	19,203	23,471
Adjustments for:				
Depreciation and amortization	4,076	4,183	8,092	7,558
Future income taxes	897	(170)	(226)	(900)
Other	(107)	1,872	(152)	825
	21,277	24,596	26,917	30,954
Net changes in non-cash working capital balances:				
Accounts receivable	(34,478)	(45,169)	11,150	(19,619)
Inventories	24,306	(14,009)	(1,094)	(63,939)
Prepaid expenses and deposits	204	285	(1,096)	(877)
Accounts payable and accrued liabilities	390	10,362	(18,644)	17,182
Income taxes payable	769	1,910	1,636	2,599
	12,468	**(22,025)**	**18,869**	**(33,700)**
Cash flows from financing activities:				
(Decrease) increase in revolving bank loan	(1,052)	28,100	7,479	28,100
Repayment of capital leases	(1,340)	(1,416)	(1,939)	(2,600)
Repayment of other long-term debt	(401)	(577)	(814)	(1,099)
Net proceeds from the issuance of shares	1,332	557	1,840	987
(Increase) decrease in deferred charges	(75)	(20)	(141)	271
	(1,536)	**26,644**	**6,425**	**25,659**
Cash flows from investing activities:				
Purchase of fixed assets, net of disposals	(10,864)	(5,100)	(24,810)	(24,478)
(Increase) decrease in other assets	(68)	27	(484)	(973)
	(10,932)	**(5,073)**	**(25,294)**	**(25,451)**
Cash and cash equivalents, end of period	**$ -**	**$ -**	**$ -**	**$ -**

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended March 31, 2002)
(in thousands of Canadian dollars, except per share data)
(unaudited)

1. Basis of Presentation:
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company's annual consolidated financial statements.

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as described in note 1 of its audited financial statements in the Company's annual report for the year ended September 30, 2001.

The comparative balance sheet at September 30, 2001 is prepared using the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report for the year ended September 30, 2001.

Certain prior year amounts have been reclassified to conform to the current fiscal year presentation. These changes had no impact on previously reported results of operations, financial position, cash flow or shareholders' equity.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the second quarter ended March 31, 2002 are not traditionally indicative of the results to be expected for the full year.

All amounts in the attached notes are unaudited unless specifically identified.

2. Share capital:

	March 31, 2002		September 30, 2001 (audited)		April 1, 2001	
	Shares	**$**	**Shares**	**$**	**Shares**	**$**
Authorized without limit as to number and without par value:						
First preferred shares, issuable in series, non-voting						
Second preferred shares, issuable in series, non-voting						
Class A subordinated voting shares, participating, one vote per share						
Class B multiple voting shares, participating, eight votes per share						
Issued and outstanding:						
Class A subordinate voting shares:						
Total outstanding, beginning of period	22,095	$ 95,279	21,943	$ 94,292	21,943	$ 94,292
Shares issued under employee share purchase plan	5	107	2	60	2	60
Shares issued pursuant to exercise of stock options	301	1,732	150	927	150	927
Total outstanding, end of period	22,401	97,118	22,095	95,279	22,095	95,279
Class B multiple voting shares	6,094	5,083	6,094	5,083	6,094	5,083
	28,495	**$ 102,201**	**28,189**	**$ 100,362**	**28,189**	**$ 100,362**

3. Non-recurring charge:
The non-recurring charge in the first quarter of fiscal 2001 related to the closure and the relocation of the Company's US distribution center from Miami, Florida to Eden, North Carolina. On an after-tax basis, the non-recurring charge was $2.9 million.

4. Earnings per share:

	Three months ended		Six months ended	
	March 31, 2002	April 1, 2001	March 31, 2002	April 1, 2001
Earnings per share:				
Basic weighted average number of common shares outstanding	**28,381**	**28,151**	**28,294**	**28,102**
Basic earnings per share				
Canadian $	$ 0.58	$ 0.66	$ 0.68	$ 0.84
US $ (a)	$ 0.36	$ 0.44	$ 0.43	$ 0.55
Diluted earnings per share:				
Basic weighted average number of common shares outstanding	28,381	28,151	28,294	28,102
Plus impact of stock options	917	1,220	904	1,190
Diluted common shares	**29,298**	**29,371**	**29,198**	**29,292**
Diluted earnings per share				
Canadian $	$ 0.56	$ 0.64	$ 0.66	$ 0.80
US $ (a)	$ 0.35	$ 0.42	$ 0.41	$ 0.53

The purpose of presenting a supplementary measure of net earnings and earnings per share, as set out in the table below, is to show the net earnings and diluted earnings per share adjusted for the impact of the "Non-recurring charge" described in note 3 on an after-tax basis. Supplementary measures of earnings do not have any standardized meaning prescribed by generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies.

	Six months ended	
	March 31, 2002	April 1, 2001
Net income	$ 19,203	$ 23,471
Adjustment to net income for non-recurring charge, on an after-tax basis	-	2,921
Net income before non-recurring charge	**$ 19,203**	**$ 26,392**
Basic earnings per share without non-recurring charge		
Canadian $	$ 0.68	$ 0.94
US $ (a)	$ 0.43	$ 0.62
Diluted earnings per share without non-recurring charge		
Canadian $	$ 0.66	$ 0.90
US $ (a)	$ 0.41	$ 0.59

a) The US dollar earnings per share are based on the Canadian results on a Canadian GAAP basis converted at the average exchange rates for the respective periods.

5. Segmented information:
The Company manufactures and sells activewear apparel, specifically T-Shirts, fleece products such as sweatshirts, and polo golf shirts. The products are sold as undecorated "blanks", primarily to wholesale distributors, and are ultimately decorated with logos by screenprinters and embroiders.

Individual customers accounting for greater than 10% of total sales in 2002 and 2001 are as follows:

	Three months ended		Six months ended	
	March 31, 2002	April 1, 2001	March 31, 2002	April 1, 2001
Company A	18.9 %	15.4 %	16.0 %	20.3 %
Company B	10.6 %	9.3 %	10.2 %	9.8 %

Sales were derived from customers located in the following geographic areas:

	Three months ended		Six months ended	
	March 31, 2002	April 1, 2001	March 31, 2002	April 1, 2001
International	**$ 137,147**	**$ 129,180**	**$ 218,331**	**$ 209,459**
Canada	**19,532**	**22,595**	**26,683**	**28,439**
	$ 156,679	**$ 151,775**	**$ 245,014**	**$ 237,898**

5. Segmented information (continued):

Fixed assets by geographic areas are as follows:

	March 31, 2002	September 30, 2001	April 1, 2001
Canada	**$ 102,737**	**$ 93,520**	**$ 83,757**
Caribbean basin, Central America and Mexico	**43,934**	**34,160**	**29,205**
United States	**24,648**	**25,892**	**24,333**
	$ 171,319	**$ 153,572**	**$ 137,295**

6. Supplemental disclosure of cash flow information:

	Three months ended		*Six months ended*	
	March 31, 2002	April 1, 2001	March 31, 2002	April 1, 2001
Cash paid during the period for:				
Interest	$ 3,693	$ 3,206	$ 7,353	$ 5,801
Income taxes	542	456	1,171	1,246
Non-cash transactions:				
Acquisition of fixed assets through the assumption of debt and settlement of amounts due to the Company	-	-	-	6,800
Additions of fixed assets included in accounts payable	1,426	2,116	1,426	2,116

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

The following discussion and analysis of the Company's financial condition, its results of operations and its cash flow should be read in conjunction with the unaudited consolidated financial statements and related notes for the six months ended March 31, 2002, and in conjunction with the audited consolidated financial statements and management discussion and analysis for the year ended September 30, 2001 as set out in the Company's 2001 Annual Report. These consolidated financial statements have been prepared using the same accounting principles used in the audited consolidated financial statements for the year ended September 30, 2001.

Sales

Sales for the three months ended March 31, 2002, were $156.7 million, up 3.2% from $151.8 million for the three months ended April 1, 2001. Unit sales for the second fiscal quarter were 5.0 million dozens, up 8.0% from last year. Sales for the six months ended March 31, 2002 were $245.0 million compared to $237.9 million for the six months ended April 1, 2001, representing an increase of 3.0%. Unit sales for the six months were 7.7 million dozens, up 6.7% from last year.

The distributor market in the United States for T-shirts was up 5.6% for the quarter ending March 31, 2002 compared to the corresponding quarter of the prior year, while the fleece market was flat and the market for sport shirts, the segment most severely impacted by the downturn in the corporate promotional segment, was down 14.0%. Gildan further consolidated its No. 1 market share position in the United States in the 100% cotton T-shirt[1] category in the second quarter of fiscal 2002 and strongly positioned itself as the No. 1 supplier in the entire T-shirt category. Continuing market share penetration was also achieved in the Company's newer fleece and sport-shirt product lines. Fleece and sport shirts together accounted for 13.1% of sales in the second quarter of fiscal 2002, versus 11.4% in the second quarter of last year. Inventories in the distributor channel continue to be significantly down from last year.

[1] Source: S.T.A.R.S. Report, AC Nielsen Market Decisions

The Company has continued to expand its European business which reflected unit sales growth of 14.2% in the second fiscal quarter and 28.0% for the six months ended March 31, 2002 compared to the prior year. The Company has also maintained its leadership position in the Canadian market.

Gross Margin

For the quarter, gross margins were 26.5% compared to 28.9% in the second quarter of fiscal 2001. Gross margins for the six months ended March 31, 2002, were $65.5 million or 26.7% of sales compared to $69.1 million or 29.0% of sales for the prior year. The decline in gross margins for the current quarter and year-to-date period was mainly due to higher cotton costs as compared to the same periods last year combined with lower average selling prices, including the impact of a lower valued product-mix within the T-shirt category. The impact of lower average selling prices in the second quarter was partially offset by lower manufacturing costs and increased efficiencies.

Sales in the second quarter depleted the inventory that had been produced from higher price cotton purchased in fiscal 2001 so that the Company will reflect the positive impact of current lower priced cotton starting in the third quarter.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $15.7 million or 10.0% of sales for the second quarter of fiscal 2002 compared to $15.5 million or 10.2% of sales in the second quarter of fiscal 2001. For the six months period ended March 31, 2002, selling, general and administrative expenses were $28.8 million or 11.8% of sales compared to $26.3 million or 11.1% of sales for the prior year. The prior year's figure is before reflecting a $3.0 million non-recurring charge, recorded in the first quarter of fiscal 2001, relating to the closure of the Company's Miami distribution center and the cost of relocating to a new distribution facility in Eden, North Carolina.

Depreciation and Interest Expenses

Depreciation expense was $4.1 million in the second quarter of fiscal 2002 compared to $4.2 million in the second quarter of fiscal 2001. Fiscal 2001 depreciation expense includes $0.4 million of deferred costs which were written off. Year-to-date, depreciation expense was $8.1 million in fiscal 2002 compared to $7.6 million in fiscal 2001. The increase in depreciation expense reflects the Company's investment in capital expenditures incurred in fiscal 2001 to provide for long-term sales growth and increased vertical integration.

Interest expense increased to $3.5 million in the second quarter of fiscal 2002 from $3.4 million in the second quarter of fiscal 2001. Year-to-date interest expense was $7.1 million in fiscal 2002 compared to $6.1 million in fiscal 2001. The increase is the result of overall high borrowing levels in fiscal 2002 compared to the prior year, partially offset by lower floating interest rates.

Earnings

EBITDA[1] amounted to $25.9 million or 16.5% of sales in the second quarter of fiscal 2002 compared to $28.4 million or 18.7% of sales in second quarter of fiscal 2001. The decline in EBITDA was the result of lower gross margins partially offset by higher sales. Year-to-date, EBITDA amounted to $36.6 million or 14.9% of sales in fiscal 2002 compared to $39.8 million or 16.7% of sales in fiscal 2001, after the $3.0 million pre-tax non-recurring charge for the closure and relocation of the Company's United States distribution center. EBITDA was $42.8 million or 18.0% of sales before the non-recurring charge. The decline in EBITDA was the result of the reduction in gross margins and the increase in selling, general and administrative expenses, partially offset by higher sales.

Net earnings were $16.4 million or $0.56 per share on a diluted basis in the second quarter of fiscal 2002 compared to $18.7 million or $0.64 per share on a diluted basis in fiscal 2001. The reduction in net earnings in the quarter was the result of lower EBITDA. Year-to-date, net earnings were $19.2 million or $0.66 per share on a diluted basis in fiscal 2002 compared to $26.4 million or $0.90 per share on a diluted basis in fiscal 2001, before the $2.9 million after tax impact of the non-recurring charge in the prior year. The reduction in net earnings was the result of lower EBITDA combined with higher depreciation and interest expense. Net earnings for the six months ended April 1, 2001, were $23.5 million or $0.80 per share on a diluted basis after reflecting the $0.10 per share after tax impact of the prior year non-recurring charge.

Balance Sheet

Accounts receivable decreased to $114.2 million in the second quarter of fiscal 2002 compared to $130.5 million in the second quarter of fiscal 2001. The reduction in accounts receivable was due to stronger cash collections in the current quarter resulting in a significant reduction in days' sales outstanding. Inventories decreased by $6.2 million to $179.5 million at March 31, 2002 from $185.7 million at April 1, 2001 and by $24.3 million from $203.8 million at December 30, 2001. Production levels are being carefully managed in relation to anticipated demand, and days of finished goods inventory on hand are 114 days versus 132 days last year.

The Company has invested $9.0 million in fixed assets in the second quarter of fiscal 2002 and $24.9 million on a year-to-date basis, mainly for the purchase of new equipment to modernize its yarn spinning facility purchased in fiscal 2001 and for its new integrated knitting, dyeing and cutting facility in Honduras. The Company invested $31.4 million in fixed assets on a year-to-date basis in fiscal 2001.

Total assets were $477.6 million at March 31, 2002 compared to $467.4 million at April 1, 2001, an increase of 2.2%. Working capital was $209.4 million at the end of the second quarter of fiscal 2002 compared to $233.1 million at the end of the second quarter of fiscal 2001. The current ratio at March 31, 2002 was 3.3:1 compared to 3.6:1 at April 1, 2001.

Financing and Capital Resources

For the quarter ended March 31, 2002, cash flow from operating activities amounted to $12.5 million compared with a use of cash of $22.0 million in the second quarter of fiscal 2001. The improvement in operating cash flow was due to the significantly improved working capital utilization. Free cash flow (cash flows from operations less cash used in investing activities) amounted to $1.5 million for the second quarter of fiscal 2002 compared to a use of cash of $27.1 million in the second quarter of fiscal 2001.

Year-to-date cash flow from operating activities were $18.9 million for fiscal 2002 compared to a use of cash of $33.7 million for the corresponding period last year. The improvement was due to the significant improvement in accounts receivables days' sales outstanding and inventory turnover, as a result of which the use of cash for working capital was reduced by $56.7 million from $64.7 million last year to $8.0 million in the current year. Year-to-date, cash use for total operating and investing activities amounted to $6.4 million in fiscal 2002 compared to a use of cash of $59.2 million in fiscal 2001. In the second half of the fiscal year, the Company expects to continue to generate free cash flow after investing activities.

At March 31, 2002, $42.6 million of the Company's $145.0 million revolving bank facility was utilized. Total indebtedness at March 31, 2002 amounted to $164.6 million compared to $156.3 million at April 1, 2001. Management expects that bank indebtedness will be further reduced during the balance of fiscal 2002 and that capitalization value will further improve by year-end, due to the reduction in debt and higher shareholders' equity.

Outlook

The outlook for the balance of the fiscal year is that the Company expects to meet its full year sales forecast of 18.5 million dozens through the addition of new wholesale distributors, together with direct screen-printer accounts, continuing penetration in fleece and sport shirts, and expansion in Europe. This forecast assumes no recovery in overall industry demand. That selling prices will continue to decline as the benefit of lower cotton costs is passed through by manufacturers to customers and that gross margins are expected to improve slightly due to improved manufacturing efficiencies. On this basis, we expect to achieve the high end of our previously indicated earnings range of $1.80 - $2.00 per share on a diluted basis for the full fiscal year.

Forward Looking Statements

Certain statements included in this management discussion and analysis may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially fom future results expressed or implied by such forward-looking statements. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company's future results.

[1] EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is included because we believe that some investors use this information as one measure of a Company's historical ability to service debt. However, you should not consider EBITDA as an alternative to net earnings as an indicator of our operating performance or as an alternative to cash flow as a measure of our overall liquidity as presented in the Consolidated Financial Statements. EBITDA as presented may not be comparable to similar computations presented by other companies. Please refer to the financial statements for the calculation of EBITDA.